UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)


                    Under the Securities Exchange Act of 1934


                         CALYPTE BIOMEDICAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.03 PAR VALUE
                         (Title of Class of Securities)

                                    131722100
                                 (CUSIP Number)

                          Walter G. Van Dorn, Jr., Esq.
                           Thacher Proffitt & Wood LLP
                           Two World Financial Center
                            New York, New York 10281
                                 (212) 912-7400
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 Not Applicable
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 131722100             SCHEDULE 13D                 Page 2 of 10 Pages


1        NAME OF REPORTING PERSON:  Marr Technologies BV

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [ ]
_______________________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                   WC
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           The Netherlands
_______________________________________________________________________________
     NUMBER OF             7        SOLE VOTING POWER
        SHARES                      0 (See Item 5)
     BENEFICIALLY                   ___________________________________
        OWNED BY           8        SHARED VOTING POWER
         EACH                       46,415,151
      REPORTING                     ___________________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    ___________________________________
                          10        SHARED DISPOSITIVE POWER
                                    46,415,151
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                     46,415,151 (See Item 5)
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]

_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    33.1% (See Item 5)
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                    CO

CUSIP No. 131722100             SCHEDULE 13D                 Page 3 of 10 Pages

1        NAME OF REPORTING PERSON:  Marr Technologies NV

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [ ]
_______________________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                    AF
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Netherlands Antilles
_______________________________________________________________________________
     NUMBER OF             7        SOLE VOTING POWER
        SHARES                      0 (See Item 5)
     BENEFICIALLY                   ___________________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       46,415,151
      REPORTING                     ___________________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    ___________________________________
                          10        SHARED DISPOSITIVE POWER
                                    46,415,151
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                   46,415,151 (See Item 5)
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]

_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    33.1% (See Item 5)
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                    CO

CUSIP No. 131722100             SCHEDULE 13D                 Page 4 of 10 Pages

1        NAME OF REPORTING PERSON:  Marr Technologies Limited

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [ ]
_______________________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                    AF
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Mauritius
_______________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      0 (See Item 5)
     BENEFICIALLY                   ___________________________________
       OWNED BY            8        SHARED VOTING POWER
        EACH                        46,415,151
      REPORTING                     ___________________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    ___________________________________
                          10        SHARED DISPOSITIVE POWER
                                    46,415,151
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                   46,415,151 (See Item 5)
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]

_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    33.1% (See Item 5)
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                    CO

CUSIP No. 131722100             SCHEDULE 13D                 Page 5 of 10 Pages

1        NAME OF REPORTING PERSON:  Marr Group Holdings Limited

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [ ]
_______________________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                    AF
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Mauritius
_______________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              0 (See Item 5)
     BENEFICIALLY                   ___________________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       46,415,151
      REPORTING                     ___________________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    ___________________________________
                          10        SHARED DISPOSITIVE POWER
                                    46,415,151
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                   46,415,151 (See Item 5)
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]

_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    33.1% (See Item 5)
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                    CO

CUSIP No. 131722100             SCHEDULE 13D                 Page 6 of 10 Pages

1        NAME OF REPORTING PERSON:  Marat R. Safin

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [ ]
_______________________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                    AF and PF
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Britain
_______________________________________________________________________________
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      330,000 (See Item 5)
     BENEFICIALLY                   ___________________________________
       OWNED BY            8        SHARED VOTING POWER
         EACH                       46,415,151
      REPORTING                     ___________________________________
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       30,000 (See Item 5)
                                    ___________________________________
                          10        SHARED DISPOSITIVE POWER
                                    46,415,151
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                   46,745,151 (See Item 5)
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                         [ ]

_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           33.3% (See Item 5)
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                    IN

CUSIP No. 131722100             SCHEDULE 13D                 Page 7 of 10 Pages

                           Statement for Schedule 13D

                  This Amendment No. 4 to Schedule 13D relates to common stock of Calypte Biomedical Corporation (the "Company"). This Amendment No. 4 amends the initial statement on Schedule 13D ("Initial Statement") filed with the Securities and Exchange Commission on September 8, 2003 by Marr Technologies BV ("MTBV") and Amendments No. 1, No. 2 and No. 3 to the Initial Statement (the "Amendments") filed with the Securities and Exchange Commission on October 1, 2003, October 8, 2003 and December 12, 2003 respectively, by MTBV, Marr Technologies NV, Marr Technologies Limited, Marr Group Holdings Limited and Marat R. Safin ("Joint Filers"). A Joint Filing Agreement is attached hereto as
Exhibit 1. The Initial Statement and the Amendments are amended as follows:

Item 3.         Source and Amount of Funds or Other Consideration

                On May 26, 2004, MTBV was issued a warrant to purchase 500,000 shares of common stock of the Company at an exercise price of $0.40 per share. MTBV was issued such warrant in consideration for entering into Amendment No. 2 to Agreement for Commitment to Purchase Aggregate of $10,000,000 of 5% Promissory Notes ("Note Agreement") with the Company.

                On May 28, 2004, MTBV purchased 7,500,000 shares of common stock of the Company. MTBV spent $3,000,000 in making such purchase. MTBV funded such purchases from working capital. MTBV was issued a warrant to purchase 2,625,000 shares of common stock of the Company at an exercise price of $0.50 in consideration for such purchase.

Item 5.         Interest in Securities of the Issuer

                MTBV has shared voting and dispositive voting power with respect to 46,415,151 shares of common stock of the Company or approximately 33.1% of the 140,201,462 shares of the common stock of the Company outstanding.

                On May 26, 2004, the Company issued to MTBV a warrant to purchase 500,000 shares of common stock of the Company at an exercise price of $0.40 per share. Such warrant was issued in consideration of MTBV entering into the Note Agreement.

                On May 28, 2004, MTBV purchased 7,500,000 newly issued shares of common stock of the Company at a purchase price of $0.40 per share. Such shares were purchased in a privately negotiated transaction. MTBV was issued a warrant to purchase 2,625,000 shares of common stock of the Company at an exercise price of $0.50 in consideration for such purchase.

                Except as disclosed above or already reported in the Initial Statement or the Amendments, none of the Joint Filers or their directors and executive officers have effected transactions in the class of securities reported herein in the past 60 days.

CUSIP No. 131722100             SCHEDULE 13D                 Page 8 of 10 Pages

Item 6. Contracts, Arrangements, Understandings and Relationships With Respect to Securities of the Issuer.

                None.

Item 7.         Material to be Filed As Exhibits.

                Attached hereto as Exhibit 1 is a Joint Filing Agreement among the Joint Filers.

CUSIP No. 131722100             SCHEDULE 13D                 Page 9 of 10 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true and complete.

Dated:  August 9, 2004

                                                MARR TECHNOLOGIES BV


                                       By:      /s/ Christian Strik
                                                --------------------------------
                                                Name:  Christian Strik
                                                Title: Director


                                                MARR TECHNOLOGIES NV


                                       By:      /s/ George Praag
                                                --------------------------------
                                                Name:  George Praag
                                                Title: Director of C.T.M.
                                                       Corporation N.V.

                                                MARR TECHNOLOGIES
                                                LIMITED


                                       By:      /s/ Marat R. Safin
                                                --------------------------------
                                                Name:  Marat R. Safin
                                                Title: Director

                                                MARR GROUP HOLDINGS
                                                LIMITED

                                       By:      /s/ Marat R. Safin
                                                --------------------------------
                                                Name:  Marat R. Safin
                                                Title: Director


                                                MARAT R. SAFIN

                                                /s/ Marat R. Safin
                                                --------------------------------
                                                Name:  Marat R. Safin

CUSIP No. 131722100             SCHEDULE 13D                 Page 10 of 10 Pages

EXHIBIT 1
JOINT FILING AGREEMENT

                  Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated:  August 9, 2004

                                                MARR TECHNOLOGIES BV


                                       By:      /s/ Christian Strik
                                                --------------------------------
                                                Name:  Christian Strik
                                                Title: Director


                                                MARR TECHNOLOGIES NV


                                       By:      /s/ George Praag
                                                --------------------------------
                                                Name:  George Praag
                                                Title: Director of C.T.M.
                                                       Corporation N.V.

                                                MARR TECHNOLOGIES
                                                LIMITED


                                       By:      /s/ Marat R. Safin
                                                --------------------------------
                                                Name:  Marat R. Safin
                                                Title: Director

                                                MARR GROUP HOLDINGS
                                                LIMITED

                                       By:      /s/ Marat R. Safin
                                                --------------------------------
                                                Name:  Marat R. Safin
                                                Title: Director


                                                MARAT R. SAFIN

                                                /s/ Marat R. Safin
                                                --------------------------------
                                                Name:  Marat R. Safin